VIA EDGAR

September 6, 2011

Securities and Exchange Commission

100 F Street  N.E.

Washington, DC 20549-4720

Attention: Sheila Stout

Re:

Conestoga Funds  -   Comments on 2010 Annual Report

File No. 811-21120

Dear Ms. Stout:

On behalf the Conestoga Funds, (the “Trust”), I am writing this letter in response to comments that were conveyed to myself, the Trust’s Secretary and Chief Compliance Officer by telephone on August 22, 2011, on the report to shareholders of the Conestoga Small Cap Fund (the “Small Cap Fund” and Institutional Advisors LargeCap Fund ( the “LargeCap Fund” and  together with the Small Cap Fund, the “Funds”) for the fiscal year ended September 30th , 2010.  For your convenience in reviewing the Trust’s responses, your comments and suggestions are immediately followed by the Trust’s response.

1.

Comment:

As part of the Trust’s response, a Tandy statement should be included.

Response:

The Trust acknowledges the following:

•

The Trust is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.

Comment:

Why was there an Amended Form N-CSR filed?

Response:

In April 2011, it was discovered that, due to an error by the financial printer, the opinion letter of the LargeCap Fund’s Auditor, BBD,LLP. was inadvertently omitted for the edgar filing (such opinion letter was not omitted from the printed and mailed shareholders reports) of the LargeCap Fund’s shareholder report. An Amended form N-CSR was filed on April 15, 2011, to include the audit opinion letter in the edgar filing.

2.

Comment:

The filing had a date of December 2nd 2011. When was the actual report mailed to shareholders?

Response:

The Small Cap Fund and LargeCap Fund began distribution to their shareholders on December 2nd, 2010 and December 3rd, 2010 respectively.  The delay in finalization of the reports and mailing was because, despite repeated requests, the Fund’s Auditor, BBD, LLP. did not receive a legal confirmation letter from the Trust’s former legal counsel, Kramer, Levin, Naftalis & Frankel, ( who was legal counsel for the time period covered by the shareholder reports) until December 2nd, 2010 and, consequently, was unable to release its audit letter until December 2nd 2010. On November, 29th, 2010, The Conestoga Funds filed a NT-NSAR (Form 12b-25) for the delay in filing the Form N-SAR.

3.

Comment:

For the Institutional Advisors LargeCap Fund – Does the Growth of $10,000 Graph take into account the sales load charge?

Response:

The graph does not include the load charge.  The Trust will include load charges in this graph going forward.

4.

Comment:

For the LargeCap Fund – In the Financial Highlights of the Annual Report the gross expense ratio does not agree back to the Prospectus.

Response:

The Prospectus inadvertently included a higher figure, 1.90% , for Total Annual Fund Operating Expenses.  The correct figure should read 1.88% , and would match the Annual Report.   The Total Net Operating Expenses disclosed in the Prospectus and net expense ratio disclosed in the Annual Report, however, are consistent.

5.

Comment:

For the LargeCap Fund – In the Notes Section, Note #3 (Distribution Plan) the fee charge lists up to 25bps where as the Prospectus lists 10bps.

Response:

The LargeCap Fund’s statutory prospectus explains, under the section titled “Shareholder Servicing Plan,” that “ Although the Distribution Plan permits the Fund to pay a monthly fee at an annual rate up to 0.25% of its average daily net assets for providing sales and distribution services to Fund shareholders, it is estimated that the total Rule 12b-1 fees when combined with any shareholder servicing fees (see “ Shareholder Servicing Plan” above) for the upcoming fiscal year will not exceed 0.10% of the Fund’s average daily net assets.

Very Truly Yours,

Conestoga Funds, on behalf of the Conestoga Small Cap Fund and The Institutional Advisors LargeCap Fund.

 Duane R. D’Orazio

Chief Compliance Officer of The Conestoga Trust